Exhibit 99.1

Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

News Release
	First Midwest Bancorp, Inc.	First Midwest Bancorp, Inc. One Pierce Place, Suite 1500 Itasca, Illinois 60143-9768 (630) 875-7450 www.firstmidwest.com

FOR IMMEDIATE RELEASE

CONTACT:	Paul F. Clemens (Investors) EVP and Chief Financial Officer (630) 875-7347 paul.clemens@firstmidwest.com	James M. Roolf (Media) SVP and Corporate Relations Officer (630) 875-7533 jim.roolf@firstmidwest.com

TRADED:	NASDAQ Global Select Market

SYMBOL:	FMBI

FIRST MIDWEST BANCORP, INC. ANNOUNCES
2014 SECOND QUARTER RESULTS

Earnings up 14% - Strong Loan Growth
Increased Revenues - Improved Efficiency

ITASCA, IL, July 22, 2014 - Today, First Midwest Bancorp, Inc. (the "Company" or "First Midwest") (NASDAQ NGS: FMBI), the holding company of First Midwest Bank (the "Bank"), reported results of operations and financial condition for the second quarter of 2014. Net income for the second quarter of 2014 was $18.5 million, or $0.25 per share. This compares to $16.2 million, or $0.22 per share, for the second quarter of 2013, and $17.7 million, or $0.24 per share, for the first quarter of 2014.

“It was an active second quarter, marked by successful execution on a number of business fronts,” said Michael L. Scudder, President and Chief Executive Officer of First Midwest Bancorp, Inc. "Earnings for the quarter benefited from broad based revenue growth driven by solid overall business line performance. Our loan growth was diversified, with both our commercial and consumer portfolios posting 11% increases versus last quarter and a year ago. Fee-based revenue growth was robust, increasing 8% from a seasonally impacted first quarter and 4% from last year. This improvement was offset in part by acquisition-related expenses as well as comparatively higher loan reserve provisioning as we actively manage our growing credit portfolio.”
Mr. Scudder continued, “Integration efforts for our announced metro Chicago acquisitions of the Popular Community Bank branches and Great Lakes Financial Resources, Inc. remain on track for closings in the third and fourth quarters, respectively. Cumulatively, these transactions will add approximately $1.3 billion in deposits, strengthening our strong core deposit foundation and positioning us well for future performance and growth.”

SELECT HIGHLIGHTS

Business Momentum

•	Increased earnings per share by 14% from the second quarter of 2013 and 4% from the first quarter of 2014.

•	Grew total loans, excluding covered loans, by 11% from June 30, 2013 and 11% annualized from March 31, 2014.

•	Recorded fee-based revenues of $27 million, up 8% from the first quarter of 2014 and 4% from the second quarter of 2013.

•	Increased tax-equivalent net interest income to $69.2 million, improving net interest margin by 4 basis points to 3.65% from the first quarter of 2014.

•	Improved efficiency ratio to 63.6% holding noninterest expense consistent with the first quarter of 2014, excluding expenses related to recently announced acquisitions.

Credit and Capital

•	Reduced non-performing assets by 25% compared to June 30, 2013 and remained stable compared to March 31, 2014.

•	Recorded annualized net loan charge-offs to average loans, excluding covered loans, of 51 basis points for the first six months of 2014 compared to 55 basis points for the same period in 2013.

•	Increased dividends per share to $0.08, up from $0.07 for the first quarter of 2014 and $0.04 for the second quarter of 2013.

•	Grew Company tier 1 common capital to risk-weighted assets to 10.45% as of June 30, 2014, a 76 basis point improvement from June 30, 2013.

Significant Events

•
Announced the acquisition of Great Lakes Financial Resources, Inc. and the Chicago banking operations of Popular Community Bank, which will add over $1.3 billion in deposits and $800 million in loans when closed in the third and fourth quarters of 2014.

•	Recorded pre-tax securities gains of $4.0 million from the sale of two investments, including a $3.5 million gain on the sale of a non-accrual CDO.

•	Reduced interest expense by prepaying $114.6 million in FHLB advances.

•	Recognized by J.D. Power as having the "Highest Customer Satisfaction with Retail Banking in the Midwest Region*" according to the 2014 Retail Banking Satisfaction Study SM.

ACQUISITIONS

On July 7, 2014, the Company entered into a definitive agreement to acquire south suburban Chicago-based Great Lakes Financial Resources, Inc. ("Great Lakes"), the holding company for Great Lakes Bank, National Association. As part of the acquisition, the Company will acquire eight locations, approximately $234 million in loans, and $490 million in deposits, 96% of which represent core deposits. The merger consideration will be a combination of Company stock and cash, with an overall transaction value of approximately $58 million, subject to certain adjustments based on the stock price of the Company prior to closing. The acquisition is subject to customary regulatory approvals and certain closing conditions, and is expected to close before the end of 2014.

On April 22, 2014, the Bank entered into a definitive agreement to acquire the Chicago area banking operations of Banco Popular North America (doing business as Popular Community Bank), which is a subsidiary of Popular, Inc. The acquisition includes Popular Community Bank's retail banking offices and its small business and middle market commercial lending activities in the Chicago metropolitan area. As part of the acquisition, the Bank will acquire twelve full-service retail branches, approximately $750 million in deposits, and approximately $525 million in loans. Subsequently, the Bank entered into an amendment to the definitive agreement to purchase additional loans of approximately $50 million. The Bank received regulatory approval for this acquisition from the Federal Reserve; however, the acquisition is subject to certain closing conditions and is expected to close in the third quarter of 2014.

OPERATING PERFORMANCE

Net Interest Income and Margin Analysis
(Dollar amounts in thousands)

	Quarters Ended
	June 30, 2014			March 31, 2014			June 30, 2013
	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)	Average Balance	Interest Earned/ Paid	Yield/ Rate (%)
Assets:
Other interest-earning assets	$532,900	$369	0.28	$537,137	$382	0.29	$674,849	$468	0.28
Trading securities	17,913	28	0.63	17,470	28	0.64	15,610	24	0.61
Investment securities (1)	1,113,201	10,256	3.69	1,167,803	10,403	3.56	1,256,813	10,164	3.23
Federal Home Loan Bank and Federal Reserve Bank stock	35,517	348	3.92	35,161	335	3.81	40,998	342	3.34
Loans (1)(2)	5,902,953	63,901	4.34	5,722,457	61,518	4.36	5,383,891	63,829	4.76
Total interest-earning assets (1)	7,602,484	74,902	3.95	7,480,028	72,666	3.93	7,372,161	74,827	4.07
Cash and due from banks	117,108			111,500			124,996
Allowance for loan and covered loan losses	(79,071)			(86,726)			(98,006)
Other assets	776,148			777,685			860,502
Total assets	$8,416,669			$8,282,487			$8,259,653
Liabilities and Stockholders’ Equity:
Interest-bearing transaction deposits	$3,721,134	720	0.08	$3,652,938	792	0.09	$3,584,382	810	0.09
Time deposits	1,168,898	1,791	0.61	1,196,449	1,805	0.61	1,331,499	2,193	0.66
Borrowed funds	164,605	169	0.41	222,491	383	0.70	204,449	385	0.76
Senior and subordinated debt	190,981	3,016	6.33	190,949	3,015	6.40	214,828	3,435	6.41
Total interest-bearing liabilities	5,245,618	5,696	0.44	5,262,827	5,995	0.46	5,335,158	6,823	0.51
Demand deposits	2,069,781			1,928,289			1,880,476
Total funding sources	7,315,399			7,191,116			7,215,634
Other liabilities	66,681			75,969			83,518
Stockholders’ equity - common	1,034,589			1,015,402			960,501
Total liabilities and stockholders’ equity	$8,416,669			$8,282,487			$8,259,653
Net interest income/margin (1)		$69,206	3.65		$66,671	3.61		$68,004	3.70

(1) Interest income and yields on tax-exempt securities and loans are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This non-GAAP financial measure assists management in comparing revenue from both taxable and tax-exempt sources. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense. These adjustments have no impact on net income.
(2) This item includes covered interest-earning assets consisting of loans acquired through the Company’s Federal Deposit Insurance Corporation (“FDIC”)-assisted transactions subject to loss sharing agreements and the related FDIC indemnification asset.

For the second quarter of 2014, total average interest-earning assets increased $122.5 million and $230.3 million from the first quarter of 2014 and the second quarter of 2013, respectively, driven by growth in the loan portfolio, which was funded by higher core deposits and cash flows from maturities of investment securities.

The decrease in total average interest-bearing liabilities of $17.2 million from the first quarter of 2014 resulted from lower levels of time deposits and borrowed funds, which more than offset the increase in interest-bearing transaction deposits. Compared to the second quarter of 2013, the reduction in borrowed funds and senior and subordinated debt mitigated the impact of the rise in interest-bearing transaction deposits. The decline in borrowed funds resulted from the prepayment of $114.6 million of FHLB advances during the second quarter of 2014. Compared to both prior periods, growth in demand deposits also contributed to the increase in total funding sources.

Tax-equivalent net interest margin for the current quarter was 3.65%, increasing 4 basis points from the first quarter of 2014 and decreasing 5 basis points from the second quarter of 2013. The decline in the yield on loans compared to both prior periods reflects the continued shift in the loan mix to floating rate loans and the flattening of the yield curve, which was mitigated by an increase in the yield on covered interest-earning assets in the second quarter of 2014. Compared to the linked quarter, the reduction in the loan yield was more than offset by higher yields on investment securities and a 29 basis point reduction in rates paid on borrowed funds primarily from the prepayment of FHLB advances, of which the full impact will be seen in the third quarter of 2014.

Noninterest Income Analysis
(Dollar amounts in thousands)

	Quarters Ended			June 30, 2014 Percent Change From
	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
Service charges on deposit accounts	$8,973	$8,020	$9,118	11.9	(1.6)
Wealth management fees	6,552	6,457	6,126	1.5	7.0
Card-based fees	5,969	5,335	5,547	11.9	7.6
Merchant servicing fees	2,916	2,709	2,899	7.6	0.6
Mortgage banking income	959	1,115	1,010	(14.0)	(5.0)
Other service charges, commissions, and fees	1,639	1,413	1,308	16.0	25.3
Total fee-based revenues	27,008	25,049	26,008	7.8	3.8
Net securities gains	4,517	1,073	216	N/M	N/M
Loss on early extinguishment of debt	(2,059)	—	—	N/M	N/M
Other income	1,196	937	1,003	27.6	19.2
Net trading gains (1)	531	191	214	N/M	N/M
Total noninterest income	$31,193	$27,250	$27,441	14.5	13.7

N/M - Not meaningful.

(1) Net trading gains result from changes in the fair value of diversified investment securities held in a grantor trust under deferred compensation agreements and are substantially offset by nonqualified plan expense for each period presented.

Total fee-based revenues increased 7.8% compared to the linked-quarter, reflecting increases across most categories. Growth was driven by higher levels of non-sufficient funds transactions, which comprise the majority of service charges on deposit accounts, a rise in card-based and merchant servicing fees due to increased transaction volumes, and continued positive performance in wealth management.

Total noninterest income of $31.2 million grew 14.5% from the first quarter of 2014. Sales of a non-accrual CDO and a portion of the Company's hedge fund investment resulted in pre-tax gains of $4.0 million, which were partially offset by a $2.1 million loss from the prepayment of $114.6 million in FHLB advances.

Compared to the second quarter of 2013, total fee-based revenues and total noninterest income grew 3.8% and 13.7%, respectively, due to growth in wealth management fees, card-based fees, and securities gains, excluding the loss on the prepayment of FHLB advances.

Noninterest Expense Analysis
(Dollar amounts in thousands)

	Quarters Ended			June 30, 2014 Percent Change From
	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
Salaries and employee benefits:
Salaries and wages	$27,853	$27,197	$26,553	2.4	4.9
Nonqualified plan expense (1)	550	186	267	N/M	N/M
Retirement and other employee benefits	6,158	6,108	6,101	0.8	0.9
Total salaries and employee benefits	34,561	33,491	32,921	3.2	5.0
Net occupancy and equipment expense	7,672	9,391	7,793	(18.3)	(1.6)
Professional services	6,517	5,389	5,595	20.9	16.5
Technology and related costs	3,104	3,074	2,884	1.0	7.6
Advertising and promotions	2,307	1,613	2,033	43.0	13.5
Merchant card expense	2,383	2,213	2,321	7.7	2.7
Net OREO expense	1,569	1,556	1,084	0.8	44.7
Cardholder expenses	1,081	1,014	1,043	6.6	3.6
Other expenses	5,823	5,927	6,753	(1.8)	(13.8)
Total noninterest expense	$65,017	$63,668	$62,427	2.1	4.1
Efficiency ratio (2)	63.60%	66.66%	64.27%

N/M - Not meaningful.

(1) Nonqualified plan expense results from changes in the Company’s obligation to participants under deferred compensation agreements and is substantially offset by earnings on related assets included in noninterest income.
(2) The efficiency ratio expresses noninterest expense, excluding OREO expense, as a percentage of tax-equivalent net interest income plus total fee-based revenues, other income, trading gains (losses), and tax-equivalent adjusted BOLI income. Net securities gains are excluded from the efficiency ratio. The $2.1 million loss on the prepayment of FHLB advances and $830,000 of acquisition-related expenses are excluded from the efficiency ratio for the quarter ended June 30, 2014.

The Company's efficiency ratio improved from 66.66% to 63.60%. Total noninterest expense for the second quarter of 2014 increased 2.1% and 4.1% compared to the first quarter of 2014 and the second quarter of 2013, respectively. The rise in total noninterest expense compared to both prior periods was impacted by costs associated with increased sales production and $830,000 in professional services expenses related to the announced acquisitions. Excluding the acquisition-related expenses, total noninterest expense approximated the first quarter of 2014.

Compared to both prior periods presented, the increase in salaries and employee benefits expense resulted primarily from the timing of certain incentive compensation accruals and the increase in nonqualified plan expense, which is offset by net trading gains in noninterest income.

Net occupancy and equipment expense was elevated in the first quarter of 2014 due to higher utilities and snow removal costs.

As discussed above, increased legal expenses primarily related to acquisition activity drove the rise in professional services expense for the second quarter of 2014.

Advertising and promotions expense increased from the first quarter of 2014 due to the timing of certain advertising costs.

Higher levels of other expenses in the second quarter of 2013 resulted from recording $750,000 in adjusted amortization of the FDIC indemnification asset. No adjusted amortization of the FDIC indemnification asset was required during 2014 based on management's current estimates of future cash flows on covered loans.

LOAN PORTFOLIO AND ASSET QUALITY

Loan Portfolio Composition
(Dollar amounts in thousands)

	As Of			June 30, 2014 Percent Change From
	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
Corporate
Commercial and industrial	$2,073,018	$1,917,396	$1,743,139	8.1	18.9
Agricultural	330,626	321,343	288,632	2.9	14.5
Commercial real estate:
Office	444,956	454,962	449,641	(2.2)	(1.0)
Retail	377,427	389,010	383,447	(3.0)	(1.6)
Industrial	490,018	504,122	486,761	(2.8)	0.7
Multi-family	350,430	337,332	306,182	3.9	14.5
Construction	195,109	181,012	167,500	7.8	16.5
Other commercial real estate	798,324	822,934	759,367	(3.0)	5.1
Total commercial real estate	2,656,264	2,689,372	2,552,898	(1.2)	4.0
Total corporate loans	5,059,908	4,928,111	4,584,669	2.7	10.4
Consumer
Home equity	485,085	475,103	374,406	2.1	29.6
1-4 family mortgages	241,156	240,561	291,770	0.2	(17.3)
Installment	57,308	49,315	36,720	16.2	56.1
Total consumer loans	783,549	764,979	702,896	2.4	11.5
Total loans, excluding covered loans	5,843,457	5,693,090	5,287,565	2.6	10.5
Covered loans	104,867	122,387	171,861	(14.3)	(39.0)
Total loans	$5,948,324	$5,815,477	$5,459,426	2.3	9.0

Total loans, excluding covered loans, of $5.8 billion rose by $150.4 million, or 10.6% on an annualized basis, from March 31, 2014 and $555.9 million from June 30, 2013. Both corporate and consumer loan portfolios continue to benefit from well-balanced growth distributed across the majority of the categories, reflecting credits of varying size within our market footprint. Strong growth in the commercial and industrial and agricultural loan categories reflects the impact of greater resource investments and expansion into certain sector-based lending areas, such as agri-business, asset-based lending, and healthcare.
During the second quarter of 2014, consumer loans grew 9.7% on an annualized basis from the first quarter of 2014, excluding $32.2 million of 1-4 family mortgage loans sold. The 29.6% year-over-year increase in the home equity portfolio reflects organic growth and the purchase of $100.6 million of high quality, shorter-duration, floating rate loans.

Asset Quality
(Dollar amounts in thousands)

	As Of			June 30, 2014 Percent Change From
	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
Asset quality, excluding covered loans and covered OREO
Non-accrual loans	$66,728	$64,217	$89,193	3.9	(25.2)
90 days or more past due loans	3,533	4,973	3,832	(29.0)	(7.8)
Total non-performing loans	70,261	69,190	93,025	1.5	(24.5)
Accruing troubled debt restructurings (“TDRs”)	5,697	6,301	8,287	(9.6)	(31.3)
OREO	30,331	30,026	39,497	1.0	(23.2)
Total non-performing assets	$106,289	$105,517	$140,809	0.7	(24.5)
30-89 days past due loans	$24,167	$12,861	$21,756	87.9	11.1
Performing potential problem loans:
Special mention	$102,543	$84,908	$113,310	20.8	(9.5)
Substandard	70,462	75,096	77,567	(6.2)	(9.2)
Total performing potential problem loans (1)	$173,005	$160,004	$190,877	8.1	(9.4)
Non-accrual loans to total loans	1.14%	1.13%	1.69%
Non-performing loans to total loans	1.20%	1.22%	1.76%
Non-performing assets to loans plus OREO	1.81%	1.84%	2.64%
Performing potential problem loans to total corporate loans (1)	3.42%	3.25%	4.16%
Allowance for Credit Losses
Allowance for loan losses	$68,983	$69,203	$79,729	(0.3)	(13.5)
Allowance for covered loan losses	9,343	11,429	14,381	(18.3)	(35.0)
Total allowance for loan and covered loan losses	78,326	80,632	94,110	(2.9)	(16.8)
Reserve for unfunded commitments	1,616	1,616	2,866	—	(43.6)
Total allowance for credit losses	$79,942	$82,248	$96,976	(2.8)	(17.6)
Allowance for credit losses to loans, including covered loans	1.34%	1.41%	1.78%
Allowance for credit losses to non-accrual loans, excluding covered loans	105.80%	110.28%	92.60%

(1) Total performing potential problem loans excludes accruing TDRs of $3.6 million as of June 30, 2014, $2.4 million as of March 31, 2014, and $2.8 million as of June 30, 2013.

Non-performing assets, excluding covered loans and covered OREO, remained stable compared to March 31, 2014 and decreased by $34.5 million, or 24.5%, from June 30, 2013.

Performing potential problem loans were 3.42% of corporate loans at June 30, 2014, compared to 4.16% at June 30, 2013 and 3.25% at March 31, 2014.

The majority of loans 30-89 days past due at June 30, 2014 were in the process of renewal.

Charge-Off Data
(Dollar amounts in thousands)

	Quarters Ended
	June 30, 2014	% of Total	March 31, 2014	% of Total	June 30, 2013	% of Total
Net loan charge-offs (1):
Commercial and industrial	$1,840	24.1	$1,367	20.5	$2,448	33.5
Agricultural	—	—	153	2.3	95	1.3
Office, retail, and industrial	3,221	42.1	1,025	15.4	1,418	19.4
Multi-family	265	3.5	89	1.3	183	2.5
Construction	232	3.0	503	7.6	845	11.5
Other commercial real estate	472	6.2	1,627	24.5	218	3.0
Consumer	1,615	21.1	1,890	28.4	2,110	28.8
Net loan charge-offs, excluding covered loans	7,645	100.0	6,654	100.0	7,317	100.0
Net covered loan charge-offs (1)	2		(340)		1,977
Total net loan charge-offs	$7,647		$6,314		$9,294
Net loan charge-offs to average loans, excluding covered loans, annualized:
Quarter-to-date	0.53%		0.48%		0.57%
Year-to-date	0.51%		0.48%		0.55%

(1) Amounts represent charge-offs, net of recoveries.

Net loan charge-offs declined 17.7% from the second quarter of 2013. In addition, year-to-date net loan charge-offs to average loans, excluding covered loans, annualized, decreased 7.3%.

CAPITAL MANAGEMENT

Capital Ratios
(Dollar amounts in thousands)

	June 30, 2014	March 31, 2014	December 31, 2013	June 30, 2013	Regulatory Minimum For “Well- Capitalized”	Excess Over Required Minimums at June 30, 2014
Bank regulatory capital ratios:
Total capital to risk-weighted assets	13.37%	13.72%	13.86%	13.89%	10.00%	34%	$229,632
Tier 1 capital to risk-weighted assets	12.20%	12.49%	12.61%	12.63%	6.00%	103%	$422,543
Tier 1 leverage to average assets	10.37%	10.54%	10.24%	10.31%	5.00%	107%	$430,619
Company regulatory capital ratios:
Total capital to risk-weighted assets	12.20%	12.20%	12.39%	12.10%	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	10.97%	10.92%	10.91%	10.61%	N/A	N/A	N/A
Tier 1 leverage to average assets	9.61%	9.53%	9.18%	8.77%	N/A	N/A	N/A
Company tier 1 common capital to risk-weighted assets (1)(2)	10.45%	10.39%	10.37%	9.69%	N/A	N/A	N/A
Company tangible common equity ratios (1)(3):
Tangible common equity to tangible assets	9.52%	9.25%	9.09%	8.62%	N/A	N/A	N/A
Tangible common equity, excluding other comprehensive loss, to tangible assets	9.71%	9.49%	9.43%	8.75%	N/A	N/A	N/A
Tangible common equity to risk-weighted assets	10.74%	10.67%	10.67%	10.64%	N/A	N/A	N/A
Non-performing assets to tangible common equity and allowance for credit losses	12.59%	12.76%	14.74%	17.77%	N/A	N/A	N/A

N/A - Not applicable.

(1) Ratio is not subject to formal Federal Reserve regulatory guidance.
(2) Excludes the impact of trust-preferred securities.
(3) Tangible common equity (“TCE”) represents common stockholders’ equity less goodwill and identifiable intangible assets. In management’s view, Tier 1 common capital and TCE measures are meaningful to the Company, as well as analysts and investors, in assessing the Company’s use of equity and in facilitating comparisons with competitors.

The Company's total capital to risk-weighted assets remained stable compared to March 31, 2014. The Company's tier 1 leverage to average assets ratio increased 8 basis points from March 31, 2014 driven by strong earnings and the increase in allowable deferred tax assets, which more than offset the increase in average assets. The Bank's regulatory ratios exceeded all regulatory mandated ratios for characterization as “well-capitalized” as of June 30, 2014.

The Board of Directors approved an increase in the quarterly cash dividend from $0.07 to $0.08 per common share during the second quarter of 2014, which followed a dividend increase from $0.04 to $0.07 per common share in the fourth quarter of 2013.

About the Company

First Midwest is the premier relationship-based financial institution in the dynamic Chicagoland banking market. As one of Illinois' largest independent bank holding companies, First Midwest provides a full range of business and retail banking and wealth management services through approximately 90 banking offices located in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. First Midwest has been recognized by J.D. Power as having the “Highest Customer Satisfaction with Retail Banking in the Midwest Region*” according to the 2014 Retail Banking Satisfaction StudySM. The Company website is www.firstmidwest.com.

* First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power 2014 Retail Banking Satisfaction StudySM.. Study based on 80,445 total responses measuring 21 providers in the Midwest region (IA, IL, KS, MO, MN, WI) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed January 2014. Your experiences may vary. Visit JDPower.com.

Non-GAAP Financial Information

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes is useful because it assists investors in assessing the Company's operating performance. This includes tax-equivalent net interest income (including its individual components), the efficiency ratio, tier 1 common capital to risk-weighted assets, tangible common equity to tangible assets, tangible common equity, excluding other comprehensive loss, to tangible assets, tangible common equity to risk-weighted assets, and non-performing assets to tangible common equity and allowance for credit losses. Although it is intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results or events and the Company’s financial condition may differ, possibly materially, from the anticipated results, events and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results, see “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and the risks and other factors identified in other reports filed with the Securities and Exchange Commission ("SEC"). Forward-looking statements represent management’s best judgment as of the date hereof based on currently available information. The Company undertakes no duty to update any forward-looking statements contained in this press release after the date hereof.

Additional Information for Stockholders of Great Lakes

The information contained in this press release does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed acquisition of Great Lakes. The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes. Stockholders of Great Lakes are advised to read the proxy statement and prospectus, as well as other documents filed with the SEC, when they become available because they will contain important information about First Midwest, Great Lakes and the proposed transaction. When filed, these documents can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

Conference Call

A conference call to discuss the Company’s results, outlook, and related matters will be held on Wednesday, July 23, 2014 at 10:00 A.M. (ET). Members of the public who would like to listen to the conference call should dial (877) 507-0639 (U.S. domestic) or (412) 317-6003 (International) and ask for the First Midwest Bancorp, Inc. Earnings Conference Call. The number should be dialed 10 to 15 minutes prior to the start of the conference call. There is no charge to access the call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the Company’s website, www.firstmidwest.com/investorrelations. For those unable to listen to the live broadcast, a replay will be available on the Company’s website or by dialing (877) 344-7529 (U.S. domestic) or (412) 317-0088 (International) conference I.D. 10048372 beginning one hour after completion of the live call until 9:00 A.M. (ET) on July 31, 2014. Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:
·Condensed Consolidated Statements of Financial Condition ·Condensed Consolidated Statements of Income

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables, and certain additional unaudited Selected Financial Information are available through the “Investor Relations” section of First Midwest’s website at www.firstmidwest.com/investorrelations.

Condensed Consolidated Statements of Financial Condition
Unaudited
(Amounts in thousands)

	June 30, 2014	March 31, 2014	December 31, 2013	June 30, 2013
Assets
Cash and due from banks	$155,099	$198,544	$110,417	$130,992
Interest-bearing deposits in other banks	322,874	393,768	476,824	653,113
Trading securities, at fair value	18,231	17,774	17,317	15,451
Securities available-for-sale, at fair value	1,050,475	1,080,750	1,112,725	1,223,486
Securities held-to-maturity, at amortized cost	26,471	43,251	44,322	30,373
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	35,588	35,161	35,161	35,161
Loans, excluding covered loans	5,843,457	5,693,090	5,580,005	5,287,565
Covered loans	104,867	122,387	134,355	171,861
Allowance for loan and covered loan losses	(78,326)	(80,632)	(85,505)	(94,110)
Net loans	5,869,998	5,734,845	5,628,855	5,365,316
OREO, excluding covered OREO	30,331	30,026	32,473	39,497
Covered OREO	9,825	7,355	8,863	13,681
FDIC indemnification asset	10,276	15,537	16,585	23,158
Premises, furniture, and equipment	118,305	119,219	120,204	118,285
Investment in BOLI	194,502	193,673	193,167	207,081
Goodwill and other intangible assets	274,962	275,605	276,366	279,421
Accrued interest receivable and other assets	188,310	183,011	180,128	208,310
Total assets	$8,305,247	$8,328,519	$8,253,407	$8,343,325
Liabilities and Stockholders’ Equity
Noninterest-bearing deposits	$2,025,666	$1,961,371	$1,911,602	$1,855,906
Interest-bearing deposits	4,869,584	4,855,386	4,854,499	5,010,841
Total deposits	6,895,250	6,816,757	6,766,101	6,866,747
Borrowed funds	104,201	223,699	224,342	196,603
Senior and subordinated debt	190,996	190,964	190,932	214,843
Accrued interest payable and other liabilities	75,362	76,674	70,590	90,479
Total liabilities	7,265,809	7,308,094	7,251,965	7,368,672
Common stock	858	858	858	858
Additional paid-in capital	407,895	406,009	414,293	411,470
Retained earnings	878,607	866,132	853,740	813,516
Accumulated other comprehensive loss, net of tax	(15,271)	(19,772)	(26,792)	(10,299)
Treasury stock, at cost	(232,651)	(232,802)	(240,657)	(240,892)
Total stockholders’ equity	1,039,438	1,020,425	1,001,442	974,653
Total liabilities and stockholders’ equity	$8,305,247	$8,328,519	$8,253,407	$8,343,325

Condensed Consolidated Statements of Income
Unaudited
(Amounts in thousands, except per share data)

	Quarters Ended
	June 30, 2014	March 31, 2014	June 30, 2013
Interest Income
Loans, excluding covered loans	$60,634	$59,002	$59,111
Covered loans	2,605	1,938	4,151
Investment securities	8,019	8,005	7,657
Other short-term investments	745	745	834
Total interest income	72,003	69,690	71,753
Interest Expense
Deposits	2,511	2,597	3,003
Borrowed funds	169	383	385
Senior and subordinated debt	3,016	3,015	3,435
Total interest expense	5,696	5,995	6,823
Net interest income	66,307	63,695	64,930
Provision for loan and covered loan losses	5,341	1,441	5,813
Net interest income after provision for loan and covered loan losses	60,966	62,254	59,117
Noninterest Income
Service charges on deposit accounts	8,973	8,020	9,118
Wealth management fees	6,552	6,457	6,126
Card-based fees	5,969	5,335	5,547
Mortgage banking income	959	1,115	1,010
Other service charges, commissions, and fees	4,555	4,122	4,207
Net securities gains	4,517	1,073	216
Loss on early extinguishment of debt	(2,059)	—	—
Other income	1,727	1,128	1,217
Total noninterest income	31,193	27,250	27,441
Noninterest Expense
Salaries and employee benefits	34,561	33,491	32,921
Net occupancy and equipment expense	7,672	9,391	7,793
Professional services	6,517	5,389	5,595
Technology and related costs	3,104	3,074	2,884
Net OREO expense	1,569	1,556	1,084
Other expenses	11,594	10,767	12,150
Total noninterest expense	65,017	63,668	62,427
Income before income tax expense	27,142	25,836	24,131
Income tax expense	8,642	8,172	7,955
Net income	$18,500	$17,664	$16,176
Diluted earnings per common share	$0.25	$0.24	$0.22
Dividends declared per common share	$0.08	$0.07	$0.04
Weighted average diluted common shares outstanding	74,333	74,159	74,024